EXHIBIT 99.1

Gildan Activewear Reports on Shareholders’ Voting Results

Montréal, Quebec, Wednesday, April 30, 2025 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) today announced that the eight nominees proposed as directors in its management proxy circular dated March 18, 2025 were elected as directors of the Company by a majority of the votes cast by the shareholders or represented by proxy at its hybrid annual meeting of shareholders held on April 30, 2025 in Montréal. Gildan also notes that a majority of the votes cast by shareholders were in favour of the non-binding advisory vote on Executive Compensation (“Say on Pay”) and the reappointment of its auditors.

The voting results are detailed below:

	FOR		WITHHELD/AGAINST
	Number	%	Number	%
Resolution 1
Appointment of Auditors	113,566,354	88.79%	14,344,315	11.21%
Resolution 2
Election of Directors
Michael Kneeland	120,184,823	95.84%	5,217,322	4.16%
Glenn J. Chamandy	125,321,401	99.94%	80,741	0.06%
Michener Chandlee	124,844,153	99.56%	557,990	0.44%
Anne-Laure Descours	125,313,548	99.93%	88,595	0.07%
Ghislain Houle	122,884,183	97.99%	2,517,958	2.01%
Mélanie Kau	123,769,180	98.70%	1,632,962	1.30%
Peter Lee	111,142,448	88.63%	14,259,696	11.37%
Karen Stuckey	124,962,647	99.65%	439,495	0.35%
Resolution 3
Advisory Vote on Executive Compensation	104,083,922	83.00%	21,318,217	17.00%

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®, and under an exclusive licensing agreement for the printwear channel for Champion®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

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Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com